UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DYAX CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

26746E103

(CUSIP Number of Class of Securities (Common Stock))*

Gustav A. Christensen

President and Chief Executive Officer

Dyax Corp.

55 Network Drive

Burlington, MA 01803
(617) 225-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Nathaniel S. Gardiner, Esq.
Edwards Wildman Palmer LLP
111 Huntington Avenue At Prudential Center

Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not applicable	Not applicable

(1)	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

On April 11, 2012, Dyax Corp. (the “Company”) filed a definitive proxy statement (the “Definitive Proxy”) with the Securities and Exchange Commission relating to the Company’s 2012 Annual Meeting of Stockholders to be held on May 9, 2012 (the “Annual Meeting”).  The Definitive Proxy contains, among other proposals, separate proposals to be submitted to the Company’s stockholders for approval of (i) a stock option exchange program relating to certain outstanding stock options held by the Company’s non-executive employees (the “Employee Option Exchange”), (ii) a stock option exchange program relating to certain outstanding stock options held by the Company’s executive officers (the “Executive Option Exchange”) and (iii) a stock option exchange program relating to certain outstanding stock options held by the Company’s non-employee directors (the “Director Option Exchange” and, together with the Employee Option Exchange and the Executive Option Exchange, the “Option Exchanges”).

Each of the proposals seeking approval of (i) the Employee Option Exchange, (ii) the Executive Option Exchange and (iii) the Director Option Exchange will be voted on separately of the others; however, approval of the Executive Option Exchange and the Director Option Exchange is contingent upon approval of the Employee Option Exchange.

None of the Employee Option Exchange, the Executive Option Exchange or the Director Option Exchange has yet commenced, and none will commence unless the requisite stockholder approval is obtained at the Annual Meeting.  If stockholder approval is obtained, it is currently anticipated that the Option Exchanges will be commenced as promptly as practical thereafter.  Notwithstanding the foregoing, however, even if the Option Exchanges are approved by the stockholders of the Company, the Company retains the full discretion to amend, modify or not implement the Option Exchanges.

Upon commencement of the Employee Option Exchange, the Executive Option Exchange and/or the Director Option Exchange, as the case may be, the Company will provide to eligible individuals written materials explaining the precise terms and conditions, including the timing, of the applicable Option Exchange.  Persons who are eligible to participate in the applicable Option Exchange should read these written materials carefully when they become available because they will contain important information about the applicable Option Exchange. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the applicable Option Exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12. Exhibits.

99.1	Definitive Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for the Company’s 2012 Annual Meeting of Stockholders (filed with the SEC on April 11, 2012 and incorporated herein by reference)